February 25, 2008

Via Edgarlink

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Kyle Moffatt, Accounting Branch Chief
Ms. Inessa Kessman, Senior Staff Accountant

Re:	NTN Buzztime, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, Filed March 16, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 001-11460

Dear Mr. Spirgel, Mr. Moffatt and Ms. Kessman:

We have received your comment letter dated January 28, 2008 relating to the NTN Buzztime, Inc. filings described above and we are in the process of preparing a response. As a follow-up to our initial telephone conversation, we filed correspondence with you on February 5, 2008, stating that we expected to submit a response to you on or before February 18, 2008. Per a subsequent telephone conversation, we filed a correspondence with you on February 15, 2008, extending the date of our expected response until February 25, 2008. Per our most recent telephone conversation we now expect to submit a response to you on or before March 10, 2008.

Very truly yours,

/s/ Kendra Berger
Kendra Berger, Chief Financial Officer

cc:	Kirt Shuldberg, Heller Ehrman LLP